

09058863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2008____ AND ENDING____December 31, 2008____
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Channel Point Partners**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4551 Glencoe Avenue   Suite 140
                    (No. and Street)

Marina Del Rey   California   90292
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick N DiCarlo Jr   (949) 270-2740
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
                    (Name – if individual, state last, first, middle name)

9221 Corbin Avenue Suite 170   Northridge   CA   91324
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Patrick N. DiCarlo Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Channel Point Partners_____ , as of __December 31_____ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of __Calif.__
County of __Orange__
Subscribed and sworn to (or affirmed) to before me this __26__
day of __Feb__ , __2009__ by __I.D.__ proved
to me on the basis of satisfactory evidence to be the person(s)
who appeared before me.

__Janice Duffek__
Notary Public

Signature

__Owner__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Channel Point Partners Corporation:

We have audited the accompanying statement of financial condition of Channel Point Partners Corporation (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Channel Point Partners Corporation as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations and stagnant activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2009

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Assets

Cash	$	31,660
Furniture and equipment, net		17,210
Receivable from representative		115,956
Other assets		7,564
Total assets	**$**	**172,390**

Liabilities & Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	13,120
Income taxes payable		1,600
Total liabilities		14,720

Stockholder's equity

Common stock, no par value, 10,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	1,399,472
Accumulated deficit	(1,341,802)
Total stockholder's equity	157,670
Total liabilities & stockholder's equity	**$ 172,390**

The accompanying notes are an integral part of these financial statements.

Channel Point Partners Corporation
Statement of Operations
For the Year Ended December 31, 2008

Revenues

Other income	$	250
Total revenues		250

Expenses

Employee compensation and benefits	41,858
Administrative fees	48,982
Communication and data processing	402
Occupancy expense	41,309
Other operating expenses	30,735
Total expenses	163,286
Net income (loss) before income tax provision	(163,036)
Income tax provision	800
Net income (loss)	$ (163,836)

The accompanying notes are an integral part of these financial statements.

Channel Point Partners Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2007	$ 100,000	$ 1,133,190	$(1,177,966)	$ 55,224
Additional paid-in capital	–	266,282	–	266,282
Net income (loss)	–	–	(163,836)	(163,836)
Balance at December 31, 2008	$ 100,000	$ 1,399,472	$ (1,341,802)	$ 157,670

The accompanying notes are an integral part of these financial statements.

Channel Point Partners Corporation
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flow from operating activities:			
Net income (loss)			$ (163,836)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	$	6,600	
(Increase) decrease in:			
Deposit with clearing organization		25,000	
Receivable from representative		(115,956)	
(Decrease) increase in:			
Accounts payable and accrued expenses		10,564	
Income taxes payable		800	
Total adjustments			(72,992)
Net cash provided by (used in) operating activities			(236,828)
Cash flows from investing activities:			–
Cash flows from financing activities:			
Proceeds from additional paid-in capital		266,282	
Net cash provided by (used in) financing activities			266,282
Net increase (decrease) in cash and cash equivalents			29,454
Cash at the beginning of the year			2,206
Cash at the end of the year			$ 31,660

Supplemental disclosure of cash flow information:

Cash paid during the period ended December 31, 2008

Income taxes	$	–
Interest	$	–

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Channel Point Partners Corporation (the "Company") was originally incorporated in the State of California on March 29, 2002, as Diversified Global Capital Group, Inc. On January 30, 2008, the Company amended its name to Channel Point Partners Corporation. The Company is registered as a broker–dealer registered with the Securities and Exchange Commission (the "SEC") in the business of securities brokerage and investment counseling. The Company is a wholly owned subsidiary of Diversified Global Capital Holding, LLC (the "Parent"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from three (3) to five (5) years by the straight-line method.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: FURNITURE AND EQUIPMENT, NET

The furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer	$ 46,197	3
Furniture and equipment	48,809	5
	95,006	
Less: accumulated depreciation	(77,796)	
Furniture and equipment, net	$ 17,210	

Depreciation expense for the year ended December 31, 2008, was $6,600.

Note 3: INCOME TAXES

The income tax provision for the year ended December 31, 2008 consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $190,449 that expire as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended December 31,
$ 374,097	2022
328,575	2023
180,228	2024
86,660	2025
79,299	2026

Note 3: INCOME TAXES
(Continued)

56,966	2027
<u>163,836</u>	2028
$ <u>1,269,661</u>	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent, whereby the Parent agrees to incur all of the expenses of the Company. The Company reimburses the Parent on a predetermined basis as a general overhead allocation for its various operating expenses. During the year ended December 31, 2008, the Company incurred $48,982 in administrative fees to the Parent.

Note 5: COMMITMENTS AND CONTINGENCIES

Going Concern

The Company had very little activity for the year ended December 31, 2008, and was also inactive the previous year. This inactivity has resulted in substantial operating losses which bring into question the Company's ability to continue as a going concern. To provide needed liquidity, the Parent will continue to capitalize the Company to fund its continuing operations. In addition, the Company, with the assistance of its Parent, is currently exploring the possibility of acquiring another broker/dealer or being acquired by another broker/dealer.

Note 6: OCCUPANCY EXPENSE

Current year rent expense consists of the following:

Office rent	$ <u>41,309</u>

The Company moved into a new office space on May 28, 2008, pursuant to a lease agreement which will expire on July 14, 2011. The rental payments for the office space are $5,201 per month for the term of the lease.

Channel Point Partners Corporation
Notes to Financial Statements
December 31, 2008

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ended December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board ("FASB") were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $16,940, which was $11,940 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($14,720) to net capital was 0.87 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Channel Point Partners Corporation
Notes to Financial Statements
December 31, 2008

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $800 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA

Net capital per unaudited schedule		$ 17,740
Adjustments:		
Accumulated deficit	$ 3,599	
Non-allowable assets	(4,399)	
Total adjustments		(800)
Net capital per audited statements		$ 16,940

Channel Point Partners Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital

Stockholder's equity

Common stock	$ 100,000	
Additional paid-in capital	1,399,472	
Accumulated deficit	(1,341,802)	
Total stockholder's equity		$ 157,670
Less: Non-allowable assets		
Furniture and equipment, net	(17,210)	
Receivable from representative	(115,956)	
Other assets	(7,564)	
Total adjustments		(140,730)
Net capital		16,940

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	981	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			5,000
Excess net capital			$ 11,940

Ratio of aggregate indebtedness to net capital	0.87: 1

There was a $800 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 9.

Channel Point Partners Corporation
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Channel Point Partners Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Channel Point Partners Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Channel Point Partners Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Channel Point Partners Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Channel Point Partners Corporation:

In planning and performing our audit of the financial statements of Channel Point Partners Corporation (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

i

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority , and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 27, 2009